

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05002730

January 24, 2005

Claire L. Stewart
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, CA 94105-2228

Act: 1934
Section: 14A-8
Rule:
Public Availability: 1/24/2005

Re: Potlatch Corporation

Dear Ms. Stewart:

This is in regard to your letter dated January 24, 2005 concerning the shareholder proposal submitted by the United Association S&P 500 Index Fund for inclusion in Potlatch's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Potlatch therefore withdraws its January 10, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.


RECD S.E.C.
JAN 2 6 2005
1083

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Sean O'Ryan
United Association of Journeymen
and Apprentices of the Plumbing and
Pipe Fitting Industry of the United
States and Canada
901 Massachusetts Avenue, NW
Washington, DC 20001



PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880


RECD S.E.C.
JAN 1 1 2005
1086

Blair W. White
Phone: 415.983.7480
bwhite@pillsburywinthrop.com

January 10, 2005

Hand Delivered

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal Submitted on Behalf of United Association S&P 500 Index Fund by ProxyVote Plus from the 2005 Proxy Statement of Potlatch Corporation

Ladies and Gentlemen:

Potlatch Corporation (the "Company"), a Delaware corporation, respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on the Company's interpretation of Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") set forth below, the Company excludes the proposal (the "Proposal") submitted by ProxyVote Plus on behalf of the United Association S&P 500 Index Fund (the "Proponent") from the Company's 2005 proxy statement and form of proxy (together, the "Proxy Materials").

In accordance with Rule 14a-8(j) under the Exchange Act, we are furnishing six copies of (1) this letter which outlines the Company's reasons for excluding the Proposal from the Proxy Materials and (2) the Proposal. We are also sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials. The Company anticipates that its Preliminary Proxy Statement for its 2005 annual meeting of shareholders will be filed with the Commission on or about March 17, 2005. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.



PILLSBURY WINTHROP LLP

Background

The Proposal requests that the Company include in its 2005 Proxy Materials a resolution that the Board of Directors of the Company and its Audit Committee adopt a policy that the selection of the Company's independent accountants be submitted to the Company's stockholders for their ratification at each annual meeting of the Company. For reasons set forth below, the Company believes that the Proposal deals with the ordinary business operations of the Company and consequently may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7) under the Exchange Act.

Reasons for Omission

Rule 14a-8(i)(7) permits a company to exclude a proposal by a stockholder if it deals with a matter relating to the company's ordinary business operations. For the past several years, both before and after enactment of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Staff has consistently affirmed that stockholder proposals relating to the selection or ratification of a company's independent auditors may be excluded as relating to ordinary business operations. In 2004, at least six companies were permitted to exclude substantially similar or identical proposals from their proxy materials on the basis that they dealt with ordinary business operations. See, e.g., Apache Corporation (avail. Jan. 25, 2004); Cousins Properties Incorporated (avail. Feb. 17, 2004); Dover Corporation (avail. Jan. 27, 2004); Paccar, Inc. (avail. Jan 14, 2004); Wendy's International, Inc. (avail. Jan. 25, 2004); Xcel Energy (avail. Jan. 28, 2004). No-action letters made public prior to the passage of the Sarbanes-Oxley Act are also consistent with this position. See, e.g., Fleetwood Enterprises (avail. Apr. 24, 2002) (excluding proposal that auditors be selected annually by stockholder vote); SONICblue Incorporated (avail. March 23, 2001) (excluding proposal that auditors be selected annually by stockholder vote); Excalibur Technologies Corporation (avail. May 4, 1998) (excluding proposal that appointment of independent auditors be subject to stockholder approval at annual meeting).

The responsibility for selecting the independent auditors rests with the Company's Audit Committee of the Board of Directors. The Company is incorporated under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Further, section 122(5) of the DGCL empowers each corporation to select and compensate its advisers and agents. The retention of the independent auditor by the



PILLSBURY WINTHROP LLP

Board of Directors' Audit Committee is squarely within the scope of that committee's authority under state law and thus within the ordinary business operations of the Company.

This is not to say that the Company's Board of Directors will not decide in the future to submit the selection of its independent auditor to ratification by stockholders. The Company has held a vote on ratification of its independent auditor as recently as 2002 and will consider the issue again this year. However, the Company believes that this is a decision reserved to the Board and that it is entitled to omit stockholder proposals on this subject submitted under Rule 14a-8 on the grounds stated above.

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff determines that it is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (415) 983-7480.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Blair W. White

Enclosures

cc: Sean O'Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada

Craig Rosenberg, ProxyVote Plus

Auditor Ratification Proposal

Resolved: That the shareholders of Potlatch Corp (the "Company") request that the Board of Directors and its Audit Committee adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

Supporting Statement: A Company's independent auditor has an important duty to the investing public. The American Institute of Certified Public Accountants' ("AICPA") Code of Professional Conduct provides in Section 53 - Article II: The Public Interest:

> A distinguishing mark of a profession is acceptance of its responsibility to the public. The accounting profession's public consists of clients, credit grantors, governments, employers, investors, the business and financial community, and others. . . .
>
> In discharging their professional responsibilities, members may encounter conflicting pressures from among each of those groups. In resolving those conflicts, members should act with integrity, guided by the precept that when members fulfill their responsibility to the public, clients' and employers' interests are best served.

The U.S. Securities and Exchange Commission recently adopted the Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence, Release No. 33-8183, May 6, 2003. As the Commission stated:

> The final rules advance our important policy goal of protecting the millions of people who invest in our securities markets in reliance on financial statements that are prepared by public companies and other issuers and that, as required by Congress, are audited by independent auditors. . . .
>
> As directed by the Sarbanes-Oxley Act, the rules focus on key aspects of auditor independence: [including] the unique ability and responsibility of the audit committee to insulate the auditor from pressures that may be exerted by management. . . .

We acknowledge the positive contributions of the Sarbanes-Oxley Act to protecting auditor independence through the expanded role of the audit committee. However, we believe that shareholders also have a critically important role to play in protecting auditor independence. While many companies present a management-sponsored proposal seeking shareholder ratification of the auditors, our Company does not.

Sarbanes-Oxley provides for detailed disclosure of the audit and non-audit fees paid to auditors. By requesting that shareholders vote to ratify our Company's independent auditor this proposal is intended to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties.

The proposal does not infringe on the Audit Committee's ability to select our Company's auditor. Rather, it seeks for shareholders the right to ratify or not ratify that choice. The proposal requests that the Board and its Audit Committee adopt a policy concerning auditor ratification. If a majority of shareholders do not ratify the Audit Committee's selection, we would hope -- but the proposal does not mandate -- that the policy would provide for the Audit Committee to take the shareholders' views into consideration and reconsider its choice of auditors. We urge your support for restoring this important right.



PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

FACSIMILE

Total Pages (including cover): 8

CENTURY CITY
HOUSTON
LONDON
LOS ANGELES
NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
SACRAMENTO
SAN DIEGO
SAN DIEGO-NORTH COUNTY
SAN FRANCISCO
SILICON VALLEY
STAMFORD
SYDNEY
TOKYO
WASHINGTON DC

Date:	January 24, 2005	Must Be Sent By:	
To:	Heather Maples	Fax No:	202.942.9525
Company:	Securities & Exchange Commission	Phone No:	202.942.0020
From:	Claire L. Stewart	Phone No:	415.983.1497
User No:	14821	C/M No:	071480-2003074

Comments:

cc: Craig Rosenberg
Proxy Vote Plus, LLC – Fax No. 847.501.2942

If you have not properly received this fax, please call (415) 983-1000. Thank you.

Operator: ______________ Time Sent: ________ Batch ID: ______________

10847699V1



PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

Claire L. Stewart
Phone: 415.983.1497
claire.stewart@pillsburywinthrop.com

January 24, 2005

VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549
Fax: (202) 942-9525
Attention: Heather Maples

RE: Potlatch Corporation: No-Action Request dated January 10, 2005, concerning the omission of the shareholder proposal of United Association S&P 500 Index Fund (the "Fund")

Ladies and Gentlemen:

We have been informed by ProxyVote Plus, LLC, as representatives of the Fund, that the Fund is withdrawing the proposal that was the subject of our January 10, 2005 No-Action Request. We therefore withdraw our No-Action Request.

Please do not hesitate to contact the undersigned at (415) 983-1497 or Blair W. White at (415) 983-7480 if you have any further questions.

Very truly yours,

Claire L. Stewart

Claire L. Stewart

Enclosures

cc: Craig Rosenberg, ProxyVote Plus, LLC

10847738v1

ProxyVote Plus


RECEIVED
JAN 24 2005
CORP. SEC. DEPT.

January 24, 2005

VIA FACSIMILE: 509-835-1566

Mr. Malcolm A. Ryerse
Corporate Secretary
Potlatch Corp
601 West Riverside Ave., Suite 1100
Spokane, WA 99201

Re: Shareholder Proposal

Dear Mr. Ryerse:

I am writing to inform you that the United Association S&P 500 Index Fund hereby withdraws its shareholder proposal at Potlatch Corp based on the Company's willingness to allow shareholders to vote at its next annual meeting to ratify the Company's auditors. We appreciate your responsiveness to our concerns. Thank you.

Sincerely,

Mr. Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942



PILLSBURY WINTHROP LLP


RECD S.E.C.
JAN 1 1 2005
1086

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

Blair W. White
Phone: 415.983.7480
bwhite@pillsburywinthrop.com

January 10, 2005

Hand Delivered

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal Submitted on Behalf of United Association S&P 500 Index Fund by ProxyVote Plus from the 2005 Proxy Statement of Potlatch Corporation

Ladies and Gentlemen:

Potlatch Corporation (the "Company"), a Delaware corporation, respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on the Company's interpretation of Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") set forth below, the Company excludes the proposal (the "Proposal") submitted by ProxyVote Plus on behalf of the United Association S&P 500 Index Fund (the "Proponent") from the Company's 2005 proxy statement and form of proxy (together, the "Proxy Materials").

In accordance with Rule 14a-8(j) under the Exchange Act, we are furnishing six copies of (1) this letter which outlines the Company's reasons for excluding the Proposal from the Proxy Materials and (2) the Proposal. We are also sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials. The Company anticipates that its Preliminary Proxy Statement for its 2005 annual meeting of shareholders will be filed with the Commission on or about March 17, 2005. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.



PILLSBURY WINTHROP LLP

Background

The Proposal requests that the Company include in its 2005 Proxy Materials a resolution that the Board of Directors of the Company and its Audit Committee adopt a policy that the selection of the Company's independent accountants be submitted to the Company's stockholders for their ratification at each annual meeting of the Company. For reasons set forth below, the Company believes that the Proposal deals with the ordinary business operations of the Company and consequently may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7) under the Exchange Act.

Reasons for Omission

Rule 14a-8(i)(7) permits a company to exclude a proposal by a stockholder if it deals with a matter relating to the company's ordinary business operations. For the past several years, both before and after enactment of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Staff has consistently affirmed that stockholder proposals relating to the selection or ratification of a company's independent auditors may be excluded as relating to ordinary business operations. In 2004, at least six companies were permitted to exclude substantially similar or identical proposals from their proxy materials on the basis that they dealt with ordinary business operations. See, e.g., Apache Corporation (avail. Jan. 25, 2004); Cousins Properties Incorporated (avail. Feb. 17, 2004); Dover Corporation (avail. Jan. 27, 2004); Paccar, Inc. (avail. Jan 14, 2004); Wendy's International, Inc. (avail. Jan. 25, 2004); Xcel Energy (avail. Jan. 28, 2004). No-action letters made public prior to the passage of the Sarbanes-Oxley Act are also consistent with this position. See, e.g., Fleetwood Enterprises (avail. Apr. 24, 2002) (excluding proposal that auditors be selected annually by stockholder vote); SONICblue Incorporated (avail. March 23, 2001) (excluding proposal that auditors be selected annually by stockholder vote); Excalibur Technologies Corporation (avail. May 4, 1998) (excluding proposal that appointment of independent auditors be subject to stockholder approval at annual meeting).

The responsibility for selecting the independent auditors rests with the Company's Audit Committee of the Board of Directors. The Company is incorporated under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Further, section 122(5) of the DGCL empowers each corporation to select and compensate its advisers and agents. The retention of the independent auditor by the



PILLSBURY WINTHROP LLP

Board of Directors' Audit Committee is squarely within the scope of that committee's authority under state law and thus within the ordinary business operations of the Company.

This is not to say that the Company's Board of Directors will not decide in the future to submit the selection of its independent auditor to ratification by stockholders. The Company has held a vote on ratification of its independent auditor as recently as 2002 and will consider the issue again this year. However, the Company believes that this is a decision reserved to the Board and that it is entitled to omit stockholder proposals on this subject submitted under Rule 14a-8 on the grounds stated above.

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff determines that it is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (415) 983-7480.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Blair W. White

Enclosures

cc: Sean O'Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada

Craig Rosenberg, ProxyVote Plus

Auditor Ratification Proposal

Resolved: That the shareholders of Potlatch Corp (the "Company") request that the Board of Directors and its Audit Committee adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

Supporting Statement: A Company's independent auditor has an important duty to the investing public. The American Institute of Certified Public Accountants' ("AICPA") Code of Professional Conduct provides in Section 53 - Article II: The Public Interest:

> A distinguishing mark of a profession is acceptance of its responsibility to the public. The accounting profession's public consists of clients, credit grantors, governments, employers, investors, the business and financial community, and others. . . .
>
> In discharging their professional responsibilities, members may encounter conflicting pressures from among each of those groups. In resolving those conflicts, members should act with integrity, guided by the precept that when members fulfill their responsibility to the public, clients' and employers' interests are best served.

The U.S. Securities and Exchange Commission recently adopted the Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence, Release No. 33-8183, May 6, 2003. As the Commission stated:

> The final rules advance our important policy goal of protecting the millions of people who invest in our securities markets in reliance on financial statements that are prepared by public companies and other issuers and that, as required by Congress, are audited by independent auditors. . . .
>
> As directed by the Sarbanes-Oxley Act, the rules focus on key aspects of auditor independence: [including] the unique ability and responsibility of the audit committee to insulate the auditor from pressures that may be exerted by management. . . .

We acknowledge the positive contributions of the Sarbanes-Oxley Act to protecting auditor independence through the expanded role of the audit committee. However, we believe that shareholders also have a critically important role to play in protecting auditor independence. While many companies present a management-sponsored proposal seeking shareholder ratification of the auditors, our Company does not.

Sarbanes-Oxley provides for detailed disclosure of the audit and non-audit fees paid to auditors. By requesting that shareholders vote to ratify our Company's independent auditor this proposal is intended to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties.

The proposal does not infringe on the Audit Committee's ability to select our Company's auditor. Rather, it seeks for shareholders the right to ratify or not ratify that choice. The proposal requests that the Board and its Audit Committee adopt a policy concerning auditor ratification. If a majority of shareholders do not ratify the Audit Committee's selection, we would hope -- but the proposal does not mandate -- that the policy would provide for the Audit Committee to take the shareholders' views into consideration and reconsider its choice of auditors. We urge your support for restoring this important right.